Exhibit 99.1
NICE to Acquire Causata to Enable a Seamless Customer Experience across the
Web and Contact Center

The acquisition strengthens NICE’s Customer Engagement Analytics platform, further enhancing its real-time capabilities and enabling companies to operationalize Big Data across touch points

RA’ANANA, ISRAEL, August 7, 2013 – NICE Systems (NASDAQ: NICE) today announced that it has entered an agreement to acquire Causata, a provider of real-time Big Data analytics technology.

The acquisition will allow NICE to offer solutions which provide greater visibility into a customer’s activities on the Web and apply the insights from that data in real time, across other touch points such as the contact center. Organizations will be better positioned to enhance the customer experience, increase revenues, and achieve greater operational efficiency. These solutions are further augmented by Causata’s Web-based predictive analytics and machine learning technologies, which, when applied to terabytes of information, allow organizations to improve real-time decisioning and guidance. NICE will benefit from Causata’s real-time Hadoop-based interaction repository, real-time decisioning, dynamic customer profiles, and Web personalization.

“One of the biggest challenges enterprises face today is the difficulty breaking barriers between the Web and assisted-service channels, such as the contact center,” said Keith Dawson, principal analyst at Ovum. “In order to truly understand the customer journey and get the most value from that understanding, companies must know what their customers are doing on the Web, as they do it. The key is to then share that insight with the sales, services, and marketing organizations, so that they can act in real time to deliver outstanding, personalized customer service and realize more sales opportunities.”

The integration of Causata’s Hadoop-based technologies into NICE’s Customer Engagement Analytics platform generates new capabilities, including:

•	Creation of dynamic customer profiles based on real-time analysis of current and past activities over multiple channels
•	Convergence of self-service digital channels, such as Web and mobile, with assisted-service channels to better manage the customer journey
•	Ability to provide contact center agents the complete context of an interaction, based on a customer’s activities prior to and during that interaction
•	Improved real-time decisioning, using predictive analytics and machine learning, to guide employees to the next best action

According to the NICE 2012 Consumer Survey, consumers use, on average, six different channels for interacting with their service providers. Oftentimes, people who are in touch with a company’s contact center are concurrently browsing their website. In such cases, organizations will be able to use the new combined offering to leverage up-to-the-second information about a customer’s Web interaction and route the customer to the agent best suited to handle the call. In addition, the organization can identify sales opportunities in real time, select the offer that the customer is most likely to purchase based on their dynamic personal profile and real-time Web behavior, and guide the agent to the successful completion of the sale.

“Many of our customers interact with consumers in a siloed environment, leading to a disconnect between different touch points such as the company website, mobile app, stores and contact centers. These organizations are looking for the ability to tie together Web-based and contact center interactions for better and more efficient customer service,” said Zeevi Bregman, President and CEO of NICE. “The acquisition of Causata is another important step in executing on our strategy to help organizations get closer to their customers by providing real-time solutions which address the entire customer journey across touch points.”

“NICE shares our vision for applying advanced technologies to better understand the customer journey in order to address specific customer needs and preferences, as well as to act upon these insights to improve the customer experience and drive business success. Our deep and mutual product knowledge and culture of excellence are highly complementary,” said Paul Wahl, CEO of Causata. “We are proud of our accomplishments in the Big Data analytics domain and are excited to join a large company whose global market presence will enable us to extend the reach of our technologies.”

The acquisition is expected to close in a few days. The company expects the acquisition to be slightly dilutive to third quarter 2013 earnings per share, but have no impact on fourth quarter and full year 2013 earnings per share.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

About Causata
Causata is a leading provider of Customer Experience Management (CXM) software. Built on an HBase big data architecture, the company’s predictive analytics and real-time omni-channel offer management applications enable B2C companies to create meaningful customer experiences through data. Its industry-specific applications help companies increase cross-selling and customer acquisition while reducing churn. Founded in 2009 and funded by Accel Partners, Causata’s headquarters are in San Mateo, California with a development office in London, England. www.causata.com

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements including the statements by Messer Bregman, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.